Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Kinsale Capital Group, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333‑212815) on Form S-8 of Kinsale Capital Group, Inc. of our reports dated February 28, 2019, with respect to the consolidated balance sheets of Kinsale Capital Group, Inc. as of December 31, 2018 and 2017, the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedules I, II, and V, which reports appear in the December 31, 2018 annual report on Form 10‑K of Kinsale Capital Group, Inc.

/s/ KPMG LLP
Richmond, Virginia
February 28, 2019